UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

URANIUM RESOURCES, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

916901507

(CUSIP Number)

Catherine J. Boggs
Resource Capital Funds
1400 Sixteenth Street, Suite 200
Denver, CO 80202
United States of America
(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Fund V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,531,146
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,531,146
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,531,146
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,531,146
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,531,146
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,531,146
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCA V GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,531,146
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,531,146
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,531,146
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCF Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 706,385
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 706,385
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

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Item 1. Security and Issuer

This Amendment No. 6 to the statement on Schedule 13D amends and supplements Amendment No. 5 filed by the Reporting Persons on May 7, 2014, Amendment No. 4 filed by the Reporting Persons on February 7, 2014, Amendment No. 3 filed by the Reporting Persons on March 8, 2013, Amendment No. 2 filed by the Reporting Persons on January 4, 2013, Amendment No. 1 filed by the Reporting Persons on September 13, 2012 and the statement on Schedule 13D filed by the Reporting Persons on March 19, 2012, and relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Uranium Resources, Inc. (the “Company”), whose principal executive office is located at 6950 S. Potomac Street, Suite 300, Centennial, Colorado 80112.

Item 2. Identity and Background

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund V L.P. (“RCF V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF V is investments.
b.	Resource Capital Associates V L.P. (“Associates V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates V is the general partner of RCF V. The principal business of Associates V is to act as the general partner of RCF V.
c.	RCA V GP Ltd. (“RCA V”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA V is the general partner of Associates V. The principal business of RCA V is to act as the general partner of Associates V.
d.	RCF Management, L.L.C. (“RCFM”), a Delaware limited liability company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCFM is to act as investment advisor to the Resource Capital Funds, including RCF V.

The sole members of RCA V and of RCFM are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The business of RCA V is directed by the officers of RCA V. The Principals serve as executive officers of RCA V. The business of RCFM is directed by the members of RCFM. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is serving as senior executives of the Resource Capital Funds which include RCF V.

RCF V and Associates V are each Cayman Islands exempt limited partnerships.

RCA V is a Cayman Islands exempt company.

RCFM is a Delaware limited liability company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

The Company entered into a Loan Agreement on November 13, 2014 with RCF V that provided that, following stockholder approval, amounts borrowed thereunder would be convertible into, and interest and fees payable under the Loan Agreement would be payable in the form of, shares of the Company’s Common Stock. Shareholder approval was obtained on January 29, 2014. $5.0 million had been advanced by the reporting persons to the Company, and an additional $3.0 million was advanced on April 29, 2014. At a conversion price of $2.60 per share (which is subject to adjustment in certain instances), the $8.0 million of currently outstanding indebtedness is convertible into 3,076,923 shares of the Company’s Common Stock. None of the debt has been converted. In addition, interest payments and commitment fees under the Loan Agreement due for the quarter ended March 31, 2014 were paid in the form of 45,737 shares of Common Stock, which shares were issued on April 10, 2014. Subsequently, for the quarters ended June 30, 2014, September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015 and September 30, 2015, RCF V elected to have interest and commitment fees on the loan payable in the form of shares of the Company’s Common Stock, and an aggregate of 776,065 shares were issued in lieu of interest payments and commitment fees for these quarters. The Loan Agreement was amended on April 29, 2014 to provide that no further amounts may be borrowed thereunder.

In addition, on August 11, 2015, the Company entered into a Management Support Agreement (“Support Agreement”) with RCFM providing that RCFM would provide certain consulting services to the Company in connection with the acquisition and financing of a proposed project. Under the Support Agreement, amounts would become payable to RCFM upon reaching certain milestones in the project and the amounts are payable in cash or shares of Company Common Stock at the option of the Company. The first such milestone, the closing of the acquisition, has been reached and the Company has elected to make the required payment of $500,000 in shares of Company Common Stock, valued at 90% of the trading price of the Company’s Common Stock over a specified period. The number of shares issued on November 9, 2015 was 706,385.

Item 4. Purpose of Transaction

The beneficial ownership that is the subject of this Schedule 13D was acquired for the purpose of investment. Shares of Company Common Stock acquired include (i) 843,020 shares received by RCF V in payment of interest and commitment fees under the Loan Agreement, (ii) 117,188 shares received by RCF V as payment of a $300,000 establishment fee incurred by the Company in connection with the Loan Agreement, and (iii) 706,385 shares received by RCFM as payment of consulting fees under the Support Agreement. In addition, 3,076,923 shares of Company Common Stock are considered beneficially owned by RCF V under Section 13d-3 of the Securities Exchange Act of 1934, as amended, because the shares are purchasable at any time upon the conversion by RCF V of $8.0 million of indebtedness currently outstanding under the Loan Agreement. As a result, at November 9, 2015, the Reporting Persons own a total of 8,160,608 shares of the Common Stock of the Company (representing ownership of approximately 16.1% of the Company’s currently outstanding voting stock) and have beneficial ownership of an additional 3,076,923 shares of Common Stock that could become voting stock if RCF V elects to purchase the shares through conversion of outstanding indebtedness. Together, the 11,237,531 shares give the Reporting Persons a 20.9% beneficial ownership in the Company.

No further borrowings are available under the Loan, but the Reporting Persons can elect to require the Company to pay all future interest and fees under the Loan Agreement in shares of Common Stock. If all interest owed under the Credit Agreement were paid in shares of Common Stock, beneficial ownership of the Reporting Persons would increase by up to 1,298,701 shares of Common Stock (which assumes a valuation of $0.77 per share), giving beneficial ownership of up to 22.7%.

The Reporting Persons intend to continue to evaluate the Company’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally. Based on that continuing evaluation, the Reporting Persons will take such action as they deem appropriate, including, but not limited to (i) engaging in communications with the management, board of directors and/or other shareholders of the Company concerning the operations and management of the Company and other matters and (ii) proposing additional transactions with the Company, including transactions that could result in a change of control of the Company.

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Except as described in this Schedule, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

As of November 9, 2015, RCF V beneficially owns 10,531,146 shares of Common Stock of the Company. Based on the foregoing and assuming 50,755,790 issued and outstanding shares of Common Stock of the Company (based on disclosure made by the Company in its Form 10-Q dated November 10, 2015), RCF V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 19.6% of the issued and outstanding Common Stock of the Company.

As of November 9, 2015, Associates V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 19.6% of the issued and outstanding Common Stock of the Company.

As of November 9, 2015, RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 19.6% of the issued and outstanding Common Stock of the Company.

As of November 9, 2015, RCFM beneficially owns 706,385 shares of Company Common Stock, and may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.4% of the issued and outstanding Common Stock of the Company.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

RCF V and the Company are party to (i) a Stockholders’ Agreement, dated as of March 1, 2012, (ii) a Registration Rights Agreement dated as of March 1, 2012 and (iii) a Loan Agreement, dated as of November 13, 2013. In addition, RCFM is party to a Management Support Agreement dated August 11, 2015.

Pursuant to the Stockholders’ Agreement (the “Stockholders’ Agreement”), at all times that RCF V or any of its affiliates (the “RCF Parties”) owns shares of Common Stock of the Company which in the aggregate exceed five percent (5%) of all issued and outstanding shares of Common Stock of the Company, (x) the Company’s Board of Directors (the “Board”) agrees to nominate or appoint one (1) qualified individual identified by the RCF Parties to serve on the Board, and (y) the RCF Parties may designate an observer to attend all meetings of the Board. This board nomination right was amended in a Bridge Loan Agreement dated December 17, 2012, in which the Company agreed that so long as the RCF Parties hold shares which in the aggregate on a partially diluted basis exceed twenty-five percent (25%) of all shares issued and outstanding, the RCF Parties will be entitled to nominate a total of two (2) qualified individuals to serve on the Board of Directors of the Company.

Pursuant to these arrangements, Mr. Mark Wheatley became a director of the Company in January 2013 and Mr. Tracy A. Stevenson became a director of the Company in December 2013. Mr. Wheatley and Mr. Stevenson were nominated by the RCF Parties, but are not affiliates of the RCF Parties.

In addition, under the Stockholders’ Agreement, so long as any of the RCF Parties owns or holds shares of Common Stock of the Company, the RCF Parties have the right to participate in any sale or placement of any Common Stock, warrants to acquire Common Stock, or other equity interests (an “Equity Financing”) of the Company on a pro rata basis at the same price and on the same terms and conditions as offered to other investors in the Equity Financing. Under the Stockholders’ Agreement, the board of directors and management of the Company is to consult with representatives of the RCF Parties in determining the business, operations and management of the Company.

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Pursuant to the Registration Rights Agreement, the Company is obligated to include all shares received in connection with the Loan Agreement in a resale registration statement filed with the Securities and Exchange Commission. Such registration shall be at the expense of the Company. On April 30, 2014, the Company filed a registration statement with the Securities and Exchange Commission registering 4,361,066 shares for resale on behalf of RCF V, which includes (i) 184,143 shares currently issued and outstanding, (ii) 3,076,923 shares issuable on conversion of outstanding convertible debt, and (iii) 1,100,000 shares which may be issued in the future in respect of interest and fees under the Loan Agreement.

Pursuant to the Management Support Agreement, RCFM is to provide services to the Company in connection with acquisition and financing of a project. Three payments of $500,000 become due in the event certain milestones are completed on the project. The first such milestone, the completion of the acquisition, was completed on November 9, 2015, and the Company elected to pay the $500,000 fee in 706,385 shares of Company Common Stock.

Item 7. Material to Be Filed as Exhibits

10.1	Stockholders’ Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.3 to the Schedule 13D filed by the Reporting Persons on March 19, 2012.

10.2	Registration Rights Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.4 to the Schedule 13D filed by the Reporting Persons on March 19, 2012.

10.3	Loan Agreement dated as November 13, 2013 between Resource Capital Fund V L.P. and Uranium Resources, Inc. and its subsidiaries – Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 19, 2013.

10.4	Amendment No. 1 to Loan Agreement, dated April 29, 2014, among Uranium Resources, Inc., those subsidiaries of Uranium Resources, Inc. from time to time party thereto, and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on April 30, 2014.

10.5	Management Support Agreement, dated August 11, 2015 between Uranium Resources, Inc. and RCF Management L.L.C.*

99.1	Joint Filing Agreement, dated as of November 17, 2015.*

*	Filed herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2015

RCA V GP LTD.

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

RESOURCE CAPITAL ASSOCIATES V L.P.

By:	RCA V GP Ltd., its General Partner

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P., its General Partner

By:	RCA V GP Ltd., its General Partner

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

RCF MANAGEMENT L.L.C.

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

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